NewellRubbermaid™
Brands That Matter

Michael R. Peterson
VP, Securities Counsel &
Assistant Corporate Secretary
(770) 418-7737
Fax (770) 677.8737
Email michael.peterson@newellco.com

May 8, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631

Attention: Kevin Stertzel

Re: Newell Rubbermaid Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 1-9608

Dear Mr. Stertzel:

We are in receipt of the Staff's comment letter dated April 29, 2013 to Newell Rubbermaid Inc. (the "Company") related to the above captioned filing. The Company hereby requests an additional ten business days within which to respond to the comments. As such, the Company would respond by the close of business May 28, 2013. The Company requests the additional time to enable it to respond in a more comprehensive manner.

Please contact John Ellis, Vice President – Corporate Controller and Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7737, should you have any questions regarding this request for additional time.

Sincerely,

Newell Rubbermaid Inc.

By: /s/ Michael R. Peterson
Title: Vice President, Securities Counsel and Assistant Corporate Secretary